EXHIBIT 11


                              EDISON INTERNATIONAL

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE


                                                For the Quarter ended
                                                       June 30
                                           ------------------------------
                                           1998                      1997
                                          ------                    ------
                                      (in thousands, except per-share amounts)

Consolidated net income                 $145,303                   $139,022

Basic weighted average shares            360,251                    408,310

Diluted weighted average shares          365,831                    410,711

Basic earnings per share                  $0.40                       $0.34

Diluted earnings per share                $0.40                       $0.34